SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                    Ryanair Signs Agreement with GuestLogix

                         for On-Board Sales Technology

Friday, 4th January 2008 - Ryanair (ISEQ: RYA, LSE: RYA, NASDAQ: RYAAY), Europe's largest low fares airline today announced an agreement with Canadian company GuestLogix (TSX-V:GXI), for the provision of their Mobile Virtual StoreTM onboard technology, that includes handheld electronic point of sale devices to assist Ryanair's cabin crew with onboard sales transactions and grow Ryanair's on board sales.

The new technology will be rolled out across Ryanair's fleet from April 2008 and will significantly enhance the onboard sales service, enabling the introduction of more products and improving operations using GuestLogix's technology.

Welcoming the deal, Ryanair's CFO and Deputy CEO, Howard Millar said:

    "Today's deal will mean we will improve our onboard product to better meet passenger needs. The technology will also allow for the launch of more new products, increasing our revenues and in turn enabling us to offer even lower fares to our passengers".

Tom Douramakos, President and CEO of GuestLogix said:

    "We are very  proud  to  welcome  Ryanair  into  our  growing  list of clients, a company whose passion and vision for ancillary revenue innovation in the passenger travel industry we share. We look forward to extending Ryanair's on-board retail efforts into a wide variety of new products and services. With the addition of Ryanair, the GuestLogix platform now reaches more than 500 million passenger trips annually".

About GuestLogix

GuestLogix is a leading provider of onboard retail technology and solutions to the passenger travel industry. Its mission is to deliver innovative, end-to-end solutions that create new revenue growth while enhancing service in the world's guest services supply chain. The Company's customers include the world's leading airlines, railways, ferries, hotels, caterers, and commissaries. GuestLogix is publicly traded on the TSX Venture Exchange in Toronto (Symbol GXI). For more information please visit www.guestlogix.com.

Ends.                                       Friday, 4th January 2008

For reference:

Ryanair

Peter Sherrard, Ryanair                      Tel: +353-1-8121228
Pauline McAlester, Murray Consultants        Tel: +353-1-4980300


GuestLogix

Media and Analyst Contact:
Josef Zankowicz for GuestLogix               Tel: +647-500-1563
josef.jta@gmail.com


Sales Contact:

Tony Ashe, VP Americas, GuestLogix           Tel: +410-452-5940
tashe@guestlogix.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 January, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director